September 10, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Suzanne Hayes

Jeff Gabor

Sasha Parikh

Tracey Houser

Re:	Outset Medical, Inc.

Registration Statement on Form S-1 (File No. 333-248225)

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Outset Medical, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M., Eastern Time, on September 14, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.
MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC

As Representatives of the several Underwriters

BOFA SECURITIES, INC.

By:	/s/ Brandon Rice

Name: Brandon Rice
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli

Name: Chris Rigoli
Title: Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Yassaman Salas

Name: Yassaman Salas
Title: Managing Director

[Signature Page to Acceleration Request Letter]